NO ACT

PE
1-9-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09038709

March 10, 2009

Bob Normile
Senior Vice President,
General Counsel and Secretary
Mattel, Inc.
333 Continental Boulevard
El Segundo, CA 90245

Received SEC
MAR 10 2009
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-10-09

Re: Mattel, Inc.
Incoming letter dated January 9, 2009

Dear Mr. Normile:

This is in response to your letter dated January 9, 2009 concerning the shareholder proposal submitted to Mattel by Marie-Claude Hessler-Grisel. We also have received a letter from the proponent dated January 23, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Marie-Claude Hessler-Grisel
Juriste

FISMA & OMB Memorandum M-07-16

March 10, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Mattel, Inc.
Incoming letter dated January 9, 2009

The proposal requests that the board report yearly on the toys manufactured by licensees and sold under Mattel's brands.

We are unable to concur in your view that Mattel may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Mattel may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Mattel may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Mattel may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Mattel may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Mattel may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Raymond A. Be
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

[redacted]

From: marie-claude hessler***FISMA & OMB Memorandum M-07-16***
Sent: Friday, January 23, 2009 7:50 AM
To: shareholderproposals
Cc: robert.normile@mattel.com
Subject: Re : Mattel, Inc- Stockholder Proposal by Marie-Claude Hessler-Grisel

Marie-Claude Hessler-Grisel
Juriste

FISMA & OMB Memorandum M-07-16

January 23, 2009

Sent via E-mail

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

E-mail Address : shareholderproposals@sec.gov

Re : Mattel, Inc. - Stockholder Proposal by Marie-Claude Hessler-Grisel

Ladies and Gentlemen,

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended, I am e-mailing you my response to Mattel's arguments regarding the omission of my Proposal from the Proxy Materials for the 2009 Annual Meeting. I am also e-mailing my response to Mr Robert Normile, Senior Vice President, General Counsel and Secretary of Mattel, Inc.

Mattel believes that it can properly omit the Proposal pursuant to Rule 14a-8(i)10, Rule 14a-8(i)7, Rule 14a-9 and Rule 14a-8(i)3.

The arguments below show that none of the above rules allows Mattel to omit my Proposal from the 2009 Proxy Materials. Therefore, I respectfully request the Staff to recommend enforcement action to the Securities and Exchange Commission if Mattel omits the inclusion of the Proposal from its Proxy Materials for the 2009 Annual Meeting.

The 2009 Proposal is the same as the 2008 Proposal

My Proposal for the 2009 Annual Meeting is the same as the Proposal that I submitted at the 2008 Annual Meeting and which got approximately, according to Mattel's own statement, 5.9% of the votes that were cast. Both Proposals request the Board of Directors "to report yearly on the products manufactured by licensees and sold bearing Mattel's brands. Shareholders need to be reassured about the safety and the quality of those products as well as about the working conditions in which they are manufactured". The Proposal of 2008 was considered by the Office of the Chief Counsel, Division of Corporation Finance, as a new Proposal, compared to the former Proposals submitted prior to 2008. Therefore, the Proposal of 2009, with over 3% of the votes that were cast at the Annual Meeting of 2008, cannot be excluded under Rule 14a-8(i)12(ii).

I Rule 14a-8(i)(10)

According to Rule 14a-8(i)(10), a shareholder proposal is excludable if the company has already substantially implemented the proposal.

On March 10, 2008, Mattel concluded an agreement with other shareholders who had submitted a proposal different from my proposal. The other proponents had agreed to withdraw their proposal following a commitment made by Mattel to prepare and publish additional information in its next Global Citizenship Report to be published in June 2009. Though I was not included in the discussions between Mattel and the other proponents, the additional information would also include the licensees which are the focus of my proposal.

On March 24, 2008, the Office of Chief Counsel, Division of Corporation Finance, was unable to concur that Mattel could exclude the proposal under Rule 14a-8(i)(10).

Has Mattel now already "substantially implemented the essential objectives" of the Proposal?

The latest audit reports, published in 2008, are covering some subcontractors' plants and some of Mattel's own facilities and show that Mattel's code of conduct, adopted in 1997, has not been fully implemented even in many of Mattel's own facilities.

As for the 1000 licensees and their 3000 facilities, no reports have been published. According to the company's own words, the Global Citizenship report 2009 will be made public around July 2009. In other words, the report will not come out before the 2009 Annual Meeting. Shareholders will not be able to ask questions before the 2010 Annual Meeting.

Mattel raises a new argument : the Proposal should be considered as substantially implemented because Mattel's code of conduct is also applicable to the licensees. However, such was already the case last year, when the Staff concurred that the essential objectives of the Proposal had not been substantially implemented. As a reminder, the first version of Mattel's code of conduct was adopted in 1997 and the second version in 2001.

In consequence, Mattel cannot be considered as having already "substantially implemented the essential objectives" of the Proposal.

II Rule 14a-8(i)(7)

In its March 24, 2008 letter, the Staff concurred that the Proposal did not relate to "ordinary business operations".

Since the 2009 Proposal is identical to the 2008 Proposal, it does not relate to ordinary business operations.

III Rule 14a-9 and Rule 14a-8(i)(3)

Though mentioning Rule 14a-9, as it did in 2008, Mattel refrains from alleging that the 2009 Proposal makes use of "materially false or misleading statements". Thus there is no need to comment on Rule 14a-9.

In its March 24, 2008 letter, the Staff concurred that the Proposal was not vague and indefinite.

Since the 2009 Proposal is identical to the 2008 Proposal, it is not vague and indefinite.

The 2009 Proposal , identical to the 2008 Proposal, does not need any revision.

Conclusion

For the reasons set forth above, I conclude that Mattel, Inc. may not omit the Proposal from the 2009 Proxy Materials. Therefore I respectfully request the Staff to recommend enforcement action to the Securities and Exchange Commission if Mattel, Inc. omits the Proposal from its Proxy Materials for the 2009 Annual Meeting.

You may contact me at telephone ***FISMA & OMB Memorandum M-07-16*** or ***FISMA & OMB Memorandum M-07-16*** if you have any questions regarding this matter.

Very truly yours

Marie-Claude Hessler-Grisel

cc: Mr Robert Normile, Senior Vice-President, General Counsel and Secretary of Mattel, Inc. via e-mail

1/29/2009

MATTEL, INC.

Bob Normile
Senior Vice President
General Counsel & Secretary

1934 Act/ Rule 14a-8

January 9, 2009

Sent Via E-Mail

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

E-Mail Address: shareholderproposals@sec.gov

Re: Mattel, Inc. - Stockholder Proposal by Marie-Claude Hessler-Grisel

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby give notice on behalf of Mattel, Inc., a Delaware corporation (the "Company"), of our intention to omit from the proxy statement and form of proxy for the Company's 2009 Annual Meeting of Stockholders (together, the "2009 Proxy Materials") a stockholder proposal (the "Proposal" or the "Current Proposal") received from Marie-Claude Hessler-Grisel (the "Proponent"). The Proposal and its supporting statement are attached as Exhibit A.

The Company respectfully requests confirmation that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if the Company excludes the Proposal from the 2009 Proxy Materials.

The Company anticipates that it will file its definitive 2009 Proxy Materials on or about March 30, 2009, which is at least 80 calendar days from the date hereof.

Pursuant to *Staff Legal Bulletin No. 14D* (November 7, 2008), attached on the Company's behalf are: (i) the Proposal and (ii) this letter, which sets forth the grounds on which the Company proposes to omit the Proposal from its 2009 Proxy Materials. As required by Rule 14a-8(j), a copy of this letter also is being sent to the Proponent as notice of the Company's intention to omit the Proposal from the Company's 2009 Proxy Materials.

The Proposal

The Proposal requests the Board of Directors "to report yearly on the toys manufactured by licensees and sold under Mattel brands. Shareholders need to be reassured about the safety and the quality of those products as well as about the working conditions in which they are manufactured."

Grounds for Exclusion

The Company believes that it may properly omit the Proposal from the 2009 Proxy Materials because the Proposal (i) has been "substantially implemented" within the meaning of Rule 14a-8(i)(10), (ii) relates to the Company's "ordinary business operations" within the meaning of Rule 14a-8(i)(7), and (iii) is vague and indefinite in violation of Rule 14a-9 and Rule 14a-8(i)(3). By way of background, the Proponent has annually submitted proposals to Mattel on similar topics, dating as far back as 2005. Most recently, in 2008, the

I:\data\wpdocs\normile\corresp\2009\2009.007.doc

333 CONTINENTAL BOULEVARD EL SEGUNDO, CALIFORNIA 90245
tel 310-252-3615 fax 310-252-2567/4991

Proponent submitted another proposal (the "Previous Proposal"), attached as Exhibit B, which received approximately 5.9% of the votes that were cast. Although the Staff was unable to concur in the Company's analysis that the Previous Proposal was excludable (*See Mattel, Inc.* (March 24, 2008)), the Company believes that the Current Proposal may be omitted in light of the impending release of the Company's 2009 Global Citizenship Report, and for the other reasons set forth below.

I. The Proposal has been "substantially implemented" within the meaning of Rule 14a-8(i)(10).

The Proposal requests that the Board of Directors prepare an annual report on the toys manufactured by licensees and sold under Mattel's brands, so as to reassure stockholders about the safety and the quality of those products as well as about the working conditions in which they are manufactured. The Company notes that it periodically prepares and releases a Global Citizenship Report and undertakes other stockholder reporting and communication initiatives, which address product quality and safety and working conditions, thereby "substantially implementing" the Current Proposal within the meaning of Rule 14a-8(i)(10). Moreover, last year, the Company entered into an agreement (the "Letter Agreement") with the proponent of a separate proposal pursuant to which the Company agreed to include significantly enhanced disclosure in its upcoming 2009 Global Citizenship Report (the "2009 Report") regarding these matters. Under Rule 14a-8(i)(10), a stockholder proposal is excludable from a company's proxy materials if the company has already "substantially implemented" the proposal. According to the Commission, the exclusion provided in Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." *Exchange Act Release No. 34-12598* (Jul. 7, 1976). For a proposal to be omitted as moot under Rule 14a-8(i)(10), it need not be implemented in full or precisely as presented. In 1983, the Commission adopted the current interpretation of the exclusion noting that:

> [i]n the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) [predecessor to 14a-8(i)(10)] only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been "substantially implemented by the issuer." While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose. *Exchange Act Release No. 34-20091* (Aug. 16, 1983).

Thus, the Staff has consistently taken the position that when a company already has policies and procedures in place relating to the subject matter of the proposal, or has implemented the *essential objectives* of the proposal, the stockholder proposal has been substantially implemented within the scope of Rule 14a-8(i)(10). *See, e.g., Honeywell International Inc.* (February 21, 2007), *ConAgra Foods, Inc.* (June 20, 2005), *Masco Corporation* (March 29, 1999), and *The Gap, Inc.* (March 8, 1996).

In fact, the instant situation is analogous to the situation presented in *The Gap, Inc.* (March 16, 2001), where the Staff concurred that the stockholder proposal could be omitted in reliance upon Rule 14a-8(i)(10). There, the proposal asked the company's board to provide a report to stockholders on child labor practices of the company's suppliers, just as the instant Proposal appears to ask the Company to prepare a report on the working conditions at their facilities. However, because The Gap (1) established and implemented a code of vendor conduct that addressed child labor practices, (2) monitored compliance with the code, (3) published information on its website about the code and its monitoring programs, and (4) discussed child labor issues with stockholders, the Staff concurred with The Gap's view that the proposal had been substantially implemented. The Company has undertaken to do each of the things that The Gap did and more. Namely, with respect to working conditions at licensees' facilities, the Company (1) has established and implemented a code (the Global Manufacturing Principles discussed below) that is applicable to licensees and the relevant portions of which address, among other things, wages, working hours, age requirements and workplace safety, (2) monitors compliance by licensees with the code through audits conducted by third-party service providers, (3) makes information about the code and its monitoring programs available on its website and (4) discusses with stockholders and the public at large issues regarding working conditions through the Global Citizenship Report, a detailed report, which is further discussed below, as well as through other communication channels[1]. Additionally, to the extent the requested report also asks for information with respect to product quality and safety, the Company regularly addresses these matters through press releases and publicly available presentations (*see, e.g., Mattel Creates Corporate Responsibility Group* (September 10, 2007) available at http://investor.shareholder.com/mattel/releases.cfm, and *Mattel 2008 Analyst Meeting* (June 17, 2008) available at http://investor.shareholder.com/mattel/events.cfm), as well as in the Global Citizenship Report, where such disclosure will be enhanced in 2009 pursuant to the Letter Agreement.

The Global Citizenship Report addresses all of the topics raised by the Current Proposal. For example, the 2007 Global Citizenship Report (the "2007 Report"), which is available on our website (www.mattel.com; click on "About Us - Corporate Social Responsibility - 2007 Global Citizenship Report"), addresses the Company's commitment to responsible manufacturing and Global Manufacturing Principles ("GMP")(see pages 7-14 of the 2007 Report); product safety procedures (see pages 18-20 of the 2007 Report); and workplace practices (see pages 29-32 of the 2007 Report. Moreover, certain results of the Company's monitoring of licensees are reported by year for the period covered by the 2007 Report (see page 10 of the 2007 Report).

Although the Proposal calls for annual reports, the Company releases its Global Citizenship Reports approximately every three years because compiling and processing the information for a detailed report of this nature for an entity with the size and global reach of the Company is extremely costly and diverts important management and other resources. Accordingly, given the Commission's articulated position that a Proposal need not be implemented precisely as presented in order to satisfy the requirements of Rule 14a-8(i)(10), the Company believes that its periodic reporting substantially implements the Current Proposal's essential objectives to provide stockholders with reliable information regarding the safety and quality of products and working conditions at facilities operated by the Company's licensees.

The Company acknowledges that in the Spring of 2008, only a short time after the Letter Agreement had been entered into, the Staff was unable to concur in the Company's view that the Previous Proposal had been substantially implemented by the Company's undertakings in the Letter Agreement. However, the Company urges the Staff to concur in the Company's analysis today, given the substantial progress that the Company has made towards implementing the Letter Agreement and producing the impending report, in contrast to the Spring of 2008 when the Company had only recently entered into the Letter Agreement. The Company's new Corporate Responsibility organization is far down the road toward completion of the 2009 Report, including having undertaken extensive data collection and analysis for purposes of the 2009 Report. In fact, by the time the 2009 Annual Meeting of Stockholders takes place, the 2009 Report will be, at most, only a couple of months away from being released, which we anticipate will occur in July of 2009. As provided in the Letter Agreement, the 2009 Report includes an expanded discussion of product quality, including information about the Company's new initiatives to secure the Company's supply chain and enhance oversight of product quality, including (1) reasons for, and the conduct of, voluntary product recalls undertaken by the Company, (2) implementation of the multi-stage procedures to govern the quality of paint used on the Company's products, (3) advancements made to the Company's product quality standards that apply throughout the process, from concept to post production, (4) launch of independent periodic audits of our product quality procedures, and (5) description of the product testing requirements and oversight for licensees' products.

In addition, as also provided in the Letter Agreement, the 2009 Report provides information about the Company's GMP, which cover working conditions in manufacturing facilities, including those operated by the Company's licensees, as well as the Company's sustainability initiatives, including: (1) progress towards meeting the Company's goals for GMP audit coverage and performance of the Company's manufacturing plants and the facilities of the Company's and licensees' vendors, (2) public reporting of the detailed results of GMP audits of the Company's manufacturing facilities and vendors conducted by an independent non-profit third

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[1] For example, the Company entered into a dialogue with the New York City Comptroller about its stockholder proposal concerning product safety, which it submitted last year, in order to understand its concerns and take appropriate responsive action. This dialogue led to the Company entering into the Letter Agreement, which is discussed above.

party, (3) providing training to help vendors and licensees continuously improve GMP performance, and (4) launch of the Company's sustainability strategic plan and primary initiatives.

As detailed above, the Company has previously committed to and has now substantially implemented the essential objectives of the Proposal. The 2009 Report, to which the Company has dedicated considerable resources, will address the safety and quality concerns raised in the Proposal with respect to products manufactured by licensees of the Company, as well as working conditions. Therefore, the Proposal has been substantially implemented within the scope of Rule 14a-8(i)(10).

II. The Proposal relates to the Company's "ordinary business operations" within the meaning of Rule 14a-8(i)(7).

Under Rule 14a-8(i)(7), a stockholder proposal may be omitted from a company's proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." *Exchange Act Release No. 40018* (May 21, 1998) (the "1998 Release"). According to the 1998 Release, the general policy underlying the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."

The Staff noted in the 1998 Release that this underlying policy rests on two central considerations: (i) "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight," and (ii) "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies."

Moreover, it is well settled that formulating a stockholder proposal as a request for a report or study of a particular matter will not avoid the reach of Rule 14a-8(i)(7) if the underlying subject matter involves the ordinary business operations of a company. *See Exchange Act Release No. 34-20091* (August 16, 1983) (adopting an interpretive change pursuant to which "the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7)," the predecessor to the current Rule 14a-8(i)(7)). The Commission mandated this position in order to avoid raising "form over substance" and rendering the provisions of Rule 14a-8(i)(7) "largely a nullity."

The Staff has provided guidance on the application of Rule 14a-8(i)(7) to proposals referencing environmental or health issues. See SEC Staff Legal Bulletin No. 14C (June 28, 2005) ("Bulletin 14C"). Although the 1998 Release stated that proposals that focus on significant social policy issues "generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote," the Staff took the position in Bulletin 14C that proposals which purportedly relate to environmental or health issues are nonetheless excludable under Rule 14a-8(i)(7) if they "focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health." If the proposal focuses on this internal risk, as opposed to health and environmental risks facing the public at large, the Staff has concurred with the exclusion of the proposal under Rule 14a-8(i)(7). As further described below, and in conformity with this rationale, the Proposal affects the Company's ordinary business operations in that the subject matter relates to the performance of an internal assessment of risk, despite the fact that it has been framed as a request for a report.[2]

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[2] Although the Staff was unable to concur with the Company's analysis that the Previous Proposal was excludable on these grounds, the Current Proposal, particularly when viewed in light of the Previous Proposal, reinforces the Company's position that what the Proponent is in fact focused on and concerned about is the internal risks faced by the Company. Whereas the Previous Proposal contained some references to the impact of working conditions on workers and the impact

More specifically, the Current Proposal focuses exclusively on the reputational risk to the Company of the various factors stating: "[t]he numerous recalls of 2007 have battered the share value of Mattel. More than that they have battered Mattel's reputation." The focus on risk assessment is further emphasized in the supporting statement: "Shareholders cannot but be concerned by the above figures and by the potential risk they represent"; and later: "[the shareholders] fear further problems due to the number of the licensees and their contract factories which represent an obvious risk. Only yearly serious reports about the licensees will help shareholders restore their faith in Mattel." Thus, the Current Proposal, even more so than the Previous Proposal, focuses specifically on the risk posed to the Company by the working conditions and product quality standards in effect at factories operated by its licensees.

Inherent in preparing a report that "reassures" stockholders in these regards is conducting an internal evaluation with respect to these matters and evaluating how the Company manages these risks, factors which fall precisely within the scope of those identified in Bulletin 14C. When presented with similar proposals in *Home Depot, Inc.* (January 25, 2008)(permitting exclusion of a proposal requesting the issuer to publish a report on the issuer's policies on product safety which referenced brand reputation) and *Best Buy Co., Inc.* (March 21, 2008)(allowing exclusion of a proposal requesting the issuer to prepare a report on sustainable paper purchasing policies which referenced reducing brand and public perception risks), the Staff concurred in the view that each of the proposals at issue was excludable pursuant to Rule 14a-8i(7). *See also Pfizer Inc.* (January 24, 2006) (board requested to review and report on the economic effects of HIV/AIDS, tuberculosis and malaria pandemics on the issuer's business strategy and initiatives); *Standard Pacific Corp.* (January 29, 2007) (board requested to assess and report on its response to rising regulatory, competitive and public pressure to increase energy efficiency); *Dow Chemical Co.* (February 13, 2004) (board requested to report on certain toxic substances, including a range of projected costs of remediation or liability); and *American International Group, Inc.* (February 11, 2004) (board requested to prepare a report providing a comprehensive assessment of strategies to address the impacts of climate change on its business).

The nature of the Company's business, which includes licensing relationships with approximately 1,000 licensees that source from approximately 3,000 facilities at any one time, is extremely complex. As a result, the Company constantly reviews its operations to manage a broad spectrum of risks. Management's oversight of the Company's licensing arrangements, licensees, licensee products and licensee working conditions are fundamental to management's ability to run the Company on a day-to-day basis. The evaluation of and decisions regarding the Company's licensing arrangements, licensees, licensee products and licensee working conditions, the identification and weighing of product safety concerns and the consideration of new initiatives, are complex business decisions based on a multitude of factors that are outside the knowledge and expertise of stockholders. Such decisions fall within the Company's ordinary business operations and are essential to management's ability to control such operations.

III. The Proposal is vague and indefinite in violation of Rule 14a-9 and Rule 14a-8(i)(3).

Rule 14a-8(i)(3) permits a proposal to be omitted from a proxy statement "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy soliciting materials." The Staff has consistently taken the position a proposal may be excluded if it "is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty what actions or measures the proposal requires." *SEC Staff Legal Bulletin No. 14B* (September 15, 2004) ("Bulletin 14B").

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of product safety on the public (such as, "[i]n November 2007, the National Labor Committee published a report about the working conditions at a Chinese facility producing for Mattel such articles as Barbie electric guitars and keyboards, Barbie cassette players or Barbie 'Hug N' Heal' Pet doctor sets for instance. Its conclusions are devastating: working time of over 80 hours a week, weeks on end without a rest day, overcrowded and overheated facility, renewed temporary contracts, workers cheated on overtime pay, primitive dormitories... Mattel claims that the facility is operated by one of its licensees."), there is nothing in the Current Proposal that remotely suggests that the Proponent is interested in the impact of these matters on the public at large.

The Current Proposal requests that the Board "report yearly on the toys manufactured by licensees and sold under Mattel brands. Stockholders need to be reassured about the *safety and the quality* of those products as well as about *the working conditions* in which they are manufactured." (*Emphasis added.*) On its face, the Proposal seems to be requesting a report which would be the equivalent of a list of toys manufactured by licensees that are sold under Mattel's brand name. However, the second sentence and supporting statement imply that the report is to cover such other topics as safety, quality and working conditions. The scope of these various categories is extremely broad. The Company could in theory prepare numerous different reports, each of which would address safety, quality and/or working conditions, and each of which could be vastly different in terms of the specific topics covered. Moreover, the Proposal does not contain customary language to the effect that the Company may exclude proprietary information from the report, or that the report shall be prepared at a reasonable cost. Accordingly, the Proposal does not inform the Company or the stockholders what the Company would be required to do or what burden on human resources or costs associated with the endeavor might be. In addition, it does not provide any guidance as to how, if the stockholders were to approve the Proposal, the Company should comply with it: what information should be compiled to "reassure" stockholders, what the timeframe for presentation should be, or what should be done with the report to disseminate it. Take for example the reference in the Current Proposal to safety and quality. Presumably, given the references to product recalls, one interpretation of the Proposal would be that the report should cover the safety of the products manufactured by licensees. Alternatively, given the references to Mattel's code of conduct, another possible interpretation would be that safety and quality relate to the measures taken by licensees to protect their workers. Yet another interpretation is that the report should address the quality assurance procedures in place at such plants or more simply, what the Company does to monitor these various aspects of safety and quality at such plants. Similarly, several conflicting interpretations could arise from the Proposal stating that stockholders need reassurance about the working conditions in which the toys manufactured by licensees are produced. Working conditions could be construed to include reporting on activities that involve fundamental human rights such as child labor, prison labor or union relations. On the other hand, working conditions could refer to hiring and firing considerations, wage determinations and/or employee safety, which the Staff has found to be excludable as relating to the ordinary business operations of a company. *See the 1998 Release. See also Toys R Us* (March 18, 1998) (permitting exclusion of a proposal requesting the issuer's board to report on standards imposed on vendors, subcontractors and buying agents in countries where the company sources goods, including wage adjustments); and *E. I. du Pont de Nemours and Company* (September 30, 1992) (permitting exclusion of a proposal relating to the safety of the company's "safe and economical allocation of aircraft and aircrews").

Furthermore, within any of the parameters discussed above, the Company could prepare a report on different subtopics and at various levels of detail. Because the Company produces an extremely broad variety of products worldwide and has relationships with approximately 1,000 licensees that source from approximately 3,000 facilities, reporting on the safety of each product manufactured by licensees or the working conditions of each factory would be nearly impossible and extremely costly. In contrast, reporting on the results of periodic audits conducted at a sampling of locations may not provide the detail a stockholder voting for the Proposal expected. If the Proposal is looking for a level of detail that is somewhere in between these two, it provides absolutely no guidance to the Company as to how that level should be determined. In similar situations, the Staff has concurred that proposals may be excluded. *See Smithfield Foods, Inc.* (July 18, 2003) (request for board to prepare a report based on Global Reporting Initiatives describing environmental, social and economic impacts of hog production operations and alternative technologies excludable on grounds of vagueness); *Lowe's, Inc.* (March 3, 2004) (company requested to prepared sustainability report based on Global Reporting Initiative guidelines excludable on grounds of vagueness); *CBRL* (September 5, 2001) (full and complete disclosure in annual report of all expenses relating to corporate monies being used for personal benefits of the officers and directors and their friends excludable on grounds of vagueness); and *Wm. Wrigley Jr.* (November 18, 1998) (request that board prepare and bring to annual meeting an "Employees' Charter" and thereafter include in annual report excludable on grounds of vagueness). Simply put, the Current Proposal could not be any less specific, or any less instructive, as to what report should be produced, and neither the Company nor any stockholder would know how to implement it, if adopted. In light of this, and in light of the extensive product quality and safety and working conditions reporting already undertaken the Company, the Company believes that it is justified in excluding the Proposal.

Should the Staff concur that there is a basis to exclude under Rule 14a-8(i)(3), the Company requests that the Staff not allow the Proponent to revise the Current Proposal. In Bulletin 14B, the Staff indicated that it may permit stockholders to make revisions that are "minor in nature and do not alter the substance of the proposal" further noting that this practice is "to deal with proposals that ... contain some relatively minor defects that are easily corrected." When a proposal requires detailed and extensive editing in order to bring it into compliance with the proxy rules, the Staff may find it appropriate for companies to exclude the entire proposal. *Id.* To revise the Current Proposal such that it would not be too vague for the Company to implement, the proponent would need to substantially revise the Proposal to address many of the questions raised in this letter. The Company thus requests that the Staff not allow the Proponent to revise the Current Proposal.

Conclusion

For the reasons set forth above, the Company believes that it may omit the Proposal from the 2009 Proxy Materials. Please feel free to call the undersigned at (310) 252-3615 with any questions or comments regarding the foregoing.

Very truly yours,

Bob Normile

Bob Normile
Senior Vice President, General Counsel and Secretary

Attachments

cc: Ms. Marie-Claude Hessler-Grisel (w/attachments)

EXHIBIT A

SHAREHOLDER PROPOSAL

Whereas the shareholders request the Board of Directors to report yearly on the toys manufactured by licensees and sold under Mattel brands. Shareholders need to be reassured about the safety and the quality of those products as well as about the working conditions in which they are manufactured.

Supporting statement

According to Mattel 2007 Global Reporting Initiative report, Mattel also licenses its brands and trademarks to approximately 1000 licensees companies for the production of specialized consumer products such as apparel, software, durable goods and other children's products. The licensees independently manufacture these products in approximately 3000 contracts factories around the world.

Shareholders cannot but be concerned by the above figures and by the potential risks they represent.

In 2008, no new data were available that would reassure shareholders. On the contrary, audit reports reveal blatant violations of Mattel's code of conduct not only in subcontractors' facilities but also in Mattel's own facilities. To shareholders this is very disquieting news, because it shows that Mattel's management is not seriously controlling the facilities and not seriously trying to implement the code of conduct. Since the links between licensees and Mattel are even looser, shareholders have every reason to fear major problems regarding safety, quality or working conditions.

The numerous recalls of 2007 have battered the share value of Mattel. More than that they have battered Mattel's reputation. Despite the damage control, Mattel's recall of lead-tainted toys remains the reference for tainted products. All over the world, in every media, no information about tainted products, whether milk, toothpaste or food, as far from the toy industry as it may be, appears without a reference to Mattel's recalls. Time and again, people are reminded of Mattel's lead-tainted problems. In the US as well as in Europe, legislation has been modified due to Mattel's recalls. The new legislation with its more stringent standards will increase production cost hereby making the improvement of working conditions even more improbable.

Shareholders' faith in Mattel has been shaken by the recalls of 2007. They fear further problems due to the number of the licensees and their contract factories which represent an obvious risk. Only yearly serious reports about the licensees will help shareholders restore their faith in Mattel.

EXHIBIT B

SHAREHOLDER PROPOSAL

Whereas the shareholders request the Board of Directors to report yearly on the products manufactured by licensees and sold bearing Mattel's brands. Shareholders need to be reassured about the safety and the quality of those products as well as about the working conditions in which they are manufactured.

Supporting statement

According to Mattel 2007 Global Reporting Initiative report, Mattel also licenses its brands and trademarks to approximately 1000 licensees companies for the production of specialised consumer products such as apparel, software, durable goods and other children's products. The licensees independently manufacture these products in approximately 3000 contract factories around the world.

Shareholders cannot but be concerned by the above figures and by the potential risks they represent as manifested by the following cases.

In 2005, in a Mexican plant belonging to an American licensee, a case of an underage worker triggered worldwide media coverage, a demonstration in front of a "Target" in New York and the filing of a public communication with the Office of Trade Agreement Implementation by the trade union Frente de Trabajatores Vanguardia Obrera, with the support of the Washington Office on Latin America.

In 2006, Mattel recalled an American Girl jewelry with unacceptable high levels of lead. As stated by Mattel's Chairman and Chief Executive Officer at the 2007 annual meeting, the jewelry was manufactured by a licensee. The jewelry was rated one of the worst products of the year by Business Week.

In November 2007, the National Labor Committee published a report about the working conditions at a Chinese facility producing for Mattel such articles as Barbie electric guitars and keyboards, Barbie cassette players or Barbie "Hug N' Heal" Pet doctor sets for instance. Its conclusions are devastating: working time of over 80 hours a week, weeks on end without a rest day, overcrowded and overheated facility, renewed temporary contracts, workers cheated on overtime pay, primitive dormitories... Mattel claims that the facility is operated by one of its licensees.

Shareholders have greatly suffered from the numerous recalls of the past few months. Their faith in Mattel is shaken. The number of the licensees and their contract factories represents an obvious risk. Only yearly serious reports about the licensees will convince the shareholders to keep their faith in Mattel.

Marie-Claude Hessler-Grisel
Juriste

FISMA & OMB Memorandum M-07-16

To the attention of
Mr Secretary of Mattel, Inc.
333 Continental Boulevard
El Segundo California 90245-5012

Paris, December 17, 2008

Dear Mr Secretary,

Please find enclosed the proposal I intend to submit to the next Annual Meeting.

I am an individual registered shareholder owning 250 shares.

I hereby confirm that I intend to continue to hold the securities through the date of the meeting of the shareholders.

Very sincerely.

Marie-Claude Hessler-Grisel

FISMA & OMB Memorandum M-07-16 Tel: ***FISMA & OMB Memorandum M-07-16*** e-mail: ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16

Marie-Claude Hessler-Grisel
Juriste

FISMA & OMB Memorandum M-07-16

SHAREHOLDER PROPOSAL

Whereas the shareholders request the Board of Directors to report yearly on the toys manufactured by licensees and sold under Mattel brands. Shareholders need to be reassured about the safety and the quality of those products as well as about the working conditions in which they are manufactured.

Supporting statement

According to Mattel 2007 Global Reporting Initiative report, Mattel also licenses its brands and trademarks to approximately 1000 licensees companies for the production of specialized consumer products such as apparel, software, durable goods and other children's products. The licensees independently manufacture these products in approximately 3000 contracts factories around the world.

Shareholders cannot but be concerned by the above figures and by the potential risks they represent.

In 2008, no new data were available that would reassure shareholders. On the contrary, audit reports reveal blatant violations of Mattel's code of conduct not only in subcontractors' facilities but also in Mattel's own facilities. To shareholders this is very disquieting news, because it shows that Mattel's management is not seriously controlling the facilities and not seriously trying to implement the code of conduct. Since the links between licensees and Mattel are even looser, shareholders have every reason to fear major problems regarding safety, quality or working conditions.

The numerous recalls of 2007 have battered the share value of Mattel. More than that they have battered Mattel's reputation. Despite the damage control, Mattel's recall of lead-tainted toys remains the reference for tainted products. All over the world, in every media, no information about tainted products, whether milk, toothpaste or food, as far from the toy industry as it may be, appears without a reference to Mattel's recalls. Time and again, people are reminded of Mattel's lead-tainted problems. In the US as well as in Europe, legislation has been modified due to Mattel's recalls. The new legislation with its more stringent standards will increase production cost hereby making the improvement of working conditions even more improbable.

Shareholders' faith in Mattel has been shaken by the recalls of 2007. They fear further problems due to the number of the licensees and their contract factories which represent an obvious risk. Only yearly serious reports about the licensees will help shareholders restore their faith in Mattel.